EXHIBIT 99.2

MAG SILVER CORP. Management’s Discussion & Analysis For the three and six months ended June 30, 2012 Dated: August 14, 2012

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE MKT: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis
For the six months ended June 30, 2012

OVERVIEW

MAG Silver Corp. (“MAG” or the “Company”) is a mineral exploration and predevelopment company focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt.  The Company is based in Vancouver, British Columbia, Canada, and its common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE MKT (formerly NYSE Amex) under the symbol MVG.  The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting “foreign issuer” in the United States of America.

The following Management’s Discussion and Analysis (“MD&A”) of MAG focuses on the financial condition and results of operations of the Company for the three and six months ended June 30, 2012 and 2011.  It is prepared as of August 13, 2012 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2012 and the audited consolidated financial statements of the Company for the year ended December 31, 2011, together with the notes thereto.

All dollar amounts referred to in this MD&A are expressed in United States dollars (“US$”) except where indicated otherwise.  Effective January 1, 2012, the Company changed its presentation currency from the Canadian dollar (“C$”) to the US$ on a retrospective basis (see ‘Changes in Accounting Policies’ below).  The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry.

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Except for historical information contained in this MD&A, the disclosures contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”).  More information about the Company including its AIF and recent financial reports are available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including reserve estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”) and/or are prepared by or under the supervision of Dan MacInnis P. Geo., a certified professional geologist who is a “Qualified Person” for purposes of NI 43-101.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Inferred Resources" and “Indicated Resources.”  MAG advises investors that although these terms are recognized and required by Canadian regulations (under NI 43-101), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.  Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the six months ended June 30, 2012

FINANCIAL PERFORMANCE

As at June 30, 2012, the Company had working capital of $13,039,336 (compared to $36,179,775 at June 30, 2011), including cash on hand of $14,653,919 (compared to $34,804,877 at June 30, 2011). The Company’s reserves of cash originate from financings. There were no financings during the first half of 2012 nor during the year ended 2011.

Six Months Ended June 30, 2012

The Company’s net loss for the six months ended June 30, 2012 amounted to $2,557,733 (2011: $1,414,152).  The 2011 net loss was reduced by the receipt of an arbitration award in the amount of $1,858,120 from the Company’s Juanicipio Joint Venture partner Fresnillo Plc. (“Fresnillo”).  In the six months ended June 30, 2012, the Company also recorded a deferred income tax recovery of $840,052 (June 30, 2011: Nil).  The recovery represents a reversal of a deferred tax liability of $840,052 that was set up at December 31, 2011 in relation to temporary differences between the book and tax base of its Mexican non-monetary assets.  The tax base of these non-monetary assets is determined in a different currency (Mexican Peso) than the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in a deferred tax liability in accordance with IAS 12 Income Taxes.  With the strengthening of the Mexican Peso against the US$ from 13.98 Pesos/US$ on December 31, 2011 to 13.41 Pesos/US$ on June 30, 2012, the previously recognized deferred tax liability was entirely reversed in the current period.

Legal fees decreased in the six months ended June 30, 2012 to $428,182 (2011: $886,606). In the comparative period in 2011, the Company incurred legal fees related to the arbitration process with Fresnillo, which was resolved in the Company’s favour in May 2011.  Travel and shareholder relations expenses incurred during the six months ended June 30, 2012 of $198,632 (2011: $136,181) and $401,039 (2011: $102,806), respectively, increased as a result of increased local and foreign marketing activities to broaden investor awareness about the Company.  Other expenses incurred in the six months ended June 30, 2012 included accounting and audit fees of $277,074 (2011: $285,505), amortization of $21,780 (2011: $28,107), filing and transfer agent fees of $135,108 (2011: $144,458), general office and property investigation costs of $356,645 (2011: $327,256), management and consulting fees of $781,270 (2011: $837,702), and share based payment expense of $872,305 (June 30, 2011: $799,468). All of these expenses were comparable with the comparative period in 2011.

Interest income earned for the six months ended June 30, 2012 decreased to $123,331 (2011: $212,931), reflecting lower cash balances on hand during the current period.  Interest earned correlates directly to the amount of cash on hand during the period and the prevailing interest rates. Currently, the Company is earning 1.15% (June 30, 2011: 1.15%) on its daily cash balances.

During the six months ended June 30, 2012, there was an unrealized loss of $203,523 (2011: $233,758) recorded in Other Comprehensive Income (“OCI”) on marketable securities held and designated as held for trading instruments.  Also recorded in OCI in the six months ended June 30, 2012 was a currency translation adjustment of $77,717 (2011: $1,282,070), which results from the difference in the parent entity’s functional currency (C$) and the Company’s US$ presentation currency.

Three Months Ended June 30, 2012

The Company’s net loss for the three months ended June 30, 2012 amounted to $1,803,362 compared to a net gain of $37,430 in the comparable prior period (which included a $1,858,120 arbitration award received from Fresnillo).

Legal fees decreased in the three months ended June 30, 2012 to $184,038 (2011: $633,785).  In the comparative period in 2011, the Company incurred legal fees related to the arbitration process with Fresnillo, which was resolved in the Company’s favour in May 2011.  Travel and shareholder relations expenses incurred during the three months ended June 30, 2012 of $117,918 (2011: $76,034) and $191,348 (2011: $45,073), respectively, increased as a result of increased local and foreign marketing activities to broaden investor awareness about the Company.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the six months ended June 30, 2012

During the three months ended June 30, 2012, the Company granted 100,000 stock options (June 30, 2011: nil), and recorded $496,449 (June 30, 2011: $298,463) of share based payment expense relating to stock options vesting to employees and consultants in the period.  The fair value of all share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model.

During quarter ended June 30, 2012, the Company recorded in OCI an unrealized loss of $367,242 (2011: $479,380) on marketable securities held and designated as available-for-sale instruments, and a currency translation loss of $409,036 (2011: gain of $187,938).  The functional currency of the parent entity, MAG, is the C$ which differs from the US$ presentation currency, which resulted in a currency translation loss as the C$ depreciated relative to the US$ in the period (June 30, 2012 US$/C$ of 0.9822 compared to March 31, 2011 US$/C$ of 1.0025).

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under International Financial Reporting Standards as issued by the IASB):

Quarter Ending	Revenue(1)	Net (Loss) Income(2)	Net Loss per share
June 30, 2012	$52,151	$(1,803,362)	$(0.03)
March 31, 2012	$71,180	$(754,371)	$(0.01)
December 31, 2011	$200,791	$(3,787,408)	$(0.07)
September 30, 2011	$98,673	$(3,049,183)	$(0.06)
June 30, 2011	$105,561	$37,430 (3)	$0.00
March 31, 2011	$107,370	$(1,451,582)	$(0.03)
December 31, 2010	$127,021	$(4,725,155)	$(0.09)
September 30, 2010	$117,149	$(4,047,245)	$(0.07)

Notes:
(1)
The Company’s only source of revenue during the quarters listed above was interest earned on cash balances.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced and prevailing interest rates. The Company has no operating revenues.

(2)
Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments and property write-offs) as described above in “Financial Performance”.

(3)	Includes an arbitration award of $1,858,120 received from Fresnillo plc.

RESULTS OF OPERATIONS

During the three and six months ended June 30, 2012, the Company’s independently incurred joint venture expenditures on the Juanicipio property amounted to $182,396 and $706,138 respectively (2011: 135,238 and $164,013 respectively), and its joint venture advances amounted to $836,000 and $1,672,000 respectively (2011: $704,000 and $836,000 respectively).  Exploration and evaluation on the Juanicipio property is being conducted by the project operator, Fresnillo and the Company’s share of costs is funded through its 44% interest in Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) (see Juanicipio Property below), along with the Company’s own direct oversight expenditures.  The Company’s own exploration activity was focused on its 100% owned Cinco de Mayo property, where $4,033,817 and $5,990,731 was expended in the three and six months ended June 30, 2012, respectively (2011: $1,827,380 and $3,685,516), and 33,737 metres (2011: 15,986) were drilled in the first six months (see Cinco de Mayo Property below).

MAG SILVER CORP.

Management’s Discussion & Analysis
For the six months ended June 30, 2012

The following property discussions are a summary of, and an update to, disclosure and documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

Juanicipio Property

The Company owns 44% of Minera Juanicipio, a Mexican incorporated joint venture company, which owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  Fresnillo holds the remaining 56% interest in the joint venture and is the project operator.  The Juanicipio Property hosts, at this time, three significantly identified high grade silver (gold, lead and zinc) veins: the Valdecañas Vein, with its footwall offshoot the Desprendido Vein and the Juanicipio Vein.

Exploration of the Juanicipio Property is designed by the Minera Juanicipio Technical Committee, approved by the Minera Juanicipio Board of Directors and executed by the project operator Fresnillo.  The Company’s share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent directly incurred by the Company to cover expenses related to parallel technical studies and analyses commissioned by the Company, as well as direct oversight of the drilling programs executed on the property.  For the three months ended June 30, 2012, the Company’s total expenditures on the Juanicipio property amounted to $1,018,396 (2011: $839,238), and included $836,000 (2011: $704,000) for its 44% share of cash advances, and a further $182,396 (2011: $135,238) accrued or expended directly by the Company on project oversight.  For the six months ended June 30, 2012, the Company’s expenditures on the Juanicipio property amounted to $2,378,138 (2011: $1,000,013), and included $1,672,000 (2011: $836,000) for its 44% share of cash advances, and a further $706,138 (2011: $164,013) accrued or expended directly by the Company on project oversight.  Cumulatively to June 30, 2012, the Company has spent on its own account or advanced Minera Juanicipio a total of $17,288,438 (2011: $13,360,970) for its 44% of acquisition and exploration costs.

Evaluation and exploration expenditures directly incurred by Minera Juanicipio for the six months ended June 30, 2012 amounted to $2,822,368 (2011: $2,346,482) including $1,189,415 (2011: $1,481,734) in the three months ended June 30, 2012.

Updated Preliminary Economic Assessment (“UPEA”)

On June 14, 2012, MAG announced the results of an updated National Instrument 43-101 ("NI 43-101") compliant Preliminary Economic Assessment for the Juanicipio Project.  The Updated Preliminary Economic Assessment was commissioned by Minera Juanicipio (owned 44% by MAG and 56% by Fresnillo) and was carried out by AMC Mining Consultants (Canada) Ltd. (the "AMC Study") (see News Release dated June 14, 2012). A National Instrument 43-101 technical report documenting the economic assessment was filed on SEDAR on July 16, 2012.

The AMC Study was commissioned as one of the studies necessary to evaluate the manner in which the Juanicipio Property might be developed on a ‘stand-alone’ basis.  The AMC Study defines the Juanicipio Project as an economically robust, high-grade underground silver project exhibiting minimal financial or development risks that will produce an average of 15.1 million payable ounces of silver over the first full six years of commercial production and 10.3 million payable ounces per year over a 14.8 year total mine life.

With the completion of the AMC Study, MAG and Fresnillo now have a framework on which the joint venture Technical Committee can build upon for the continued advancement of the Juanicipio Project.

AMC STUDY BASE CASE HIGHLIGHTS 1
•	Pre-tax Net Present Value ("NPV") at a 5% discount rate of $1.762 Billion and an Internal Rate of Return ("IRR") of 54%;
•	After-tax NPV at a 5% discount rate of $1.233 billion and IRR of 43%;
•	Payback of 3 years after plant start-up;
•	Initial capital cost of $302 million over a 3.5 year (42 months) pre-development period;
•	Sustaining capital of $267 million over life of mine, to be funded out of operating cash flows;

MAG SILVER CORP.

Management’s Discussion & Analysis
For the six months ended June 30, 2012

•	A 14.8 year mine life from mining and processing 13.3 million tonnes, averaging 416 grams per tonne ("g/t") silver, 1.3 g/t gold, 1.4% lead and 2.7% zinc;
•
Life-of-Mine ("LOM") payable production of 153 million ounces silver, 430,000 ounces gold, 361 million pounds lead and 584 million pounds zinc from the production of lead, zinc and pyrite concentrates;

•
Annual payable silver production averages 10.3 million ounces at a total cash cost of (negative) ($0.03) per ounce silver, net of by-product credits (MAG's 44% annual share of payable silver ounces is 4.5 million ounces);

•
For the first full six years of commercial production, payable silver production averages 15.1 million ounces per year at a cash cost of $0.27 per ounce silver, net of by-product credits (MAG's 44% annual share is 6.6 million ounces) and;

•	The AMC Study does not take into account any potential mining, processing or infrastructure synergies from any association with the adjoining property owned by Fresnillo.

1 The AMC Base Case utilizes a discount rate of 5% and three year trailing average metal prices for silver ($23.39 per ounce), gold ($1,257 per ounce), lead ($0.95 per pound) and zinc ($0.91 per pound) to December 31, 2011.

Table 1 below illustrates the effect of silver and gold prices on key economic measures. Note that the gold price varies with the silver price at a constant ratio of approximately 53.7:1.

Table 1: Silver Price Sensitivity Analysis:
Discount Rate (5%)		Base Case
Au ($/oz)	1,075	1,257	1,342	1,476	1,612	1,746	1,881
Ag ($/oz)	20.00	23.39	25.00	27.50	30.00	32.50	35.00

Pre-Tax NPV ($M)	$1,407	$1,762	$1,930	$2,192	$2,455	$2,717	$2,979
After-Tax NPV (M)	$976	$1,233	$1,355	$1,544	$1,734	$1,923	$2,113
Pre-Tax IRR	47%	54%	57%	61%	65%	69%	73%
After-Tax IRR	37%	43%	46%	50%	53%	57%	60%
Cash cost $/oz. Ag (net of credits)	0.36	(0.03)	(0.21)	(0.49)	(0.79)	(1.07)	(1.36)
Cash cost $/AgEq oz. 2	6.33	6.61	6.73	6.89	7.05	7.20	7.33
Payback (Years) From Plant Start up	4	3	3	3	3	2	2

2  Cash costs include smelter, refining and transportation.

As indicated, project economics are robust across all modeled silver and gold price scenarios, and improve materially as the silver price exceeds the Base Case pricing. For example, at a $30.00 per ounce silver price and a 5% discount rate, the pre-tax NPV and IRR respectively increase to $2,455 million and 65% and $1,734 million and 53% on an after-tax basis. MAG's 44% interest under this scenario equates to $1,080 million (and 65% IRR) and $763 million (and 53% IRR) respectively.

Qualified Persons:

The mineral resources disclosed in this MD&A for the Juanicipio Project are derived from the NI 43-101 compliant technical report entitled “Mineral Resource Estimate, Minera Juanicipio, S.A. de C.V., Zacatecas, Mexico”, dated November 2011 which is filed on SEDAR. Mr. Michael Petrina, P.Eng, a “Qualified Person” for the purpose of National Instrument 43-101 and MAG’s Vice President, Operations, has read and approved the contents of this MD&A as it pertains to the disclosed mineral resource estimate.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the six months ended June 30, 2012

In the six months ended June 30, 2012, Minera Juanicipio completed 13,762 metres of drilling on the property representing approximately 38% of the drilling budget proposed for the year (see ‘Outlook’ below).   Drilling in the six months ended June 30, 2012 was designed to convert inferred mineral resources to indicated mineral resources on the Valdecañas Vein and delineate the high grade ore shoot emerging on the Juanicipio Vein.  Additional drilling was also targeted on the Las Venadas vein and on searching for the next vein.

Currently, eight drills continue in operation on the property.

Cinco de Mayo Property

The Cinco de Mayo Project is a 25,000 hectare district-scale project owned 100% by the Company.  Cinco de Mayo is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua State, Mexico, within a regional geological belt where some of the world’s largest Carbonate Replacement Deposits (“CRD”) are located and mined.  Cinco de Mayo is the most advanced of MAG’s four CRD project areas in this belt and work over the last few years has revealed Cinco de Mayo as a major new CRD district. The Cinco de Mayo project consists of four major parts: the Jose Manto-Bridge Zone (JM-BZ) silver-lead-zinc body; the newly discovered Pegaso Zone that lies beneath the JM-BZ; the Pozo Seco high grade molybdenum-gold resource area; and the surrounding Cinco de Mayo exploration area.

The Company incurred $5,990,731 in exploration and evaluation costs at Cinco de Mayo during the six months ended June 30, 2012 (2011: $3,685,516), where drilling totaled approximately 29,995 metres (2011: 15,986 metres) including $4,033,817 (2011: $1,827,380) of expenditures and 18,841 metres (2011: 6,090) of drilling in the three months ended June 30, 2011.

Until mid-June 2012, the Cinco de Mayo exploration program was focused on delineation drilling with four rigs to determine the width and continuity of the new high grade silver / lead / zinc mineralization intercepts discovered in 2011 in what is called the “Bridge Zone”, which spans the gap between mineralization in the long-known Jose Manto and Cinco Ridge areas.  One additional rig was dedicated to exploring for new mineralization along strike and to depth, and the intrusion system expected to lie at the centre of the system.  In mid-June, exploration hole CM12- 431 (see below) drilled deep beneath the overlap zone between the Bridge Zone and the Jose Manto, cut four significant sulphide intervals within a 300 metre wide skarn zone.  The largest and deepest interval was 61 metres of high-grade massive sulphides that lies behind (to the southwest of) the structures that host the Bridge Zone-Jose Manto mineralization.  This is an entirely new mineralization zone named the “Pegaso Zone”, which shows all of the hallmarks of being a near-source part of the CRD system that MAG has been systematically seeking at Cinco de Mayo (see below).   The mineralization in the upper intercepts of hole CM12-431 are likely connected to the high-grade silver-lead-zinc mineralization in the 4 kilometre long Bridge Zone-Jose Manto, simultaneously undergoing delineation drilling, indicating that continuous mineralization exists from 125 to 900 metres vertical depth.

Hole CM12-431: The Pegaso Zone

In mid-June, 2012, exploration drill hole CM12-431 intersected a 300 metre wide skarn and marble alteration zone containing four distinct, closely spaced zones of massive sulphides ranging from 3.1 metres to 61.6 metres in thickness. These new discovery intercepts were drilled approximately 225 metres beneath the strongest mineralization previously drilled in the “Jose Manto-Bridge Zone”.  These new mineralized intercepts in hole CM12-431 start at 730 metres down hole and continue to nearly 1,000 metres depth down hole (approximately 900 metres vertical depth).  The Pegaso Zone is the thickest and deepest intercept, beginning at 927 metres down hole and continuing for 61.6 metres with an average grade of 89 g/t (2.6 ounces per ton (“opt”)) silver, 0.78 g/t gold, 0.13% copper with 2.1% lead and 7.3% zinc; including: 31.9 metres that grades 117 g/t (3.4 opt) silver, 1.13 g/t gold, 0.16% copper with 2.7% lead and 9.3% zinc.  The Pegaso Zone lies behind (southwest of) the structures that host the Bridge Zone and Jose Manto, and appears to be a totally new mineralization zone.  The three additional intercepts (see Table 2) ranging from 3.12 to 20.15 metres thick lie above this, between 817 and 900 metres depth. The best is the 10 metre intercept (817.22 - 827.22 metres down hole) which returned 1.38 g/t gold, 139 g/t (4.1 opt) silver, 0.11% copper, 2.62% lead and 11.8% zinc. The gold and copper grades in all four intercepts are the highest and most consistent yet encountered on the project.  Significantly, broad zones of coarse marble and pervasive tungsten-bearing garnet skarn occur above, between and below the massive sulphide zones, but  no intrusions were seen in Hole 431 and very little of the sulphides encountered to date in the Pegaso Zone appear to be replacing skarn silicates.  These results suggest both that the near-intrusion source zone is nearby but has not yet been reached, and that the source zone may be very large.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the six months ended June 30, 2012

Table 2:  Hole CM12- 431 Pegaso Zone Mineralized Intervals

Hole ID	From (metres)	To (metres)	Interval (metres)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Pb+ Zn (%)
CM12-431	730.15	731.40	1.25	0.42	75	0.029	0.54	4.42	4.96
and	817.55	827.55	10.00	1.38	139	0.113	2.62	11.80	14.43
including	821.10	823.00	1.90	2.35	203	0.124	4.44	15.02	19.46
including	824.37	827.55	3.18	1.12	194	0.172	3.25	13.01	16.25
and	856.78	859.90	3.12	2.42	332	0.149	6.65	2.48	9.13
and	877.00	897.15	20.15	1.31	45	0.073	0.76	4.98	5.74
and	899.45	902.90	3.45	0.30	188	0.052	5.64	5.31	10.95
including+	901.23	901.63	0.40	0.45	914	0.047	30.00	5.02	35.02
and*	927.50	989.10	61.60	0.78	89	0.127	2.05	7.32	9.37
including*	938.35	970.25	31.90	1.13	117	0.155	2.72	9.31	12.03
including*	939.05	953.25	14.20	0.94	141	0.152	2.57	13.95	16.53
including	958.30	964.43	6.13	3.16	196	0.328	5.91	6.19	12.10
+ Contains Pb overlimit (>30 wt%)
* Contains Zn overlimit (>30 wt%)

True intercept thicknesses cannot yet be determined, but banding of both massive sulphides and skarn is roughly parallel to bedding and lies at a high angle to the core axis, so thickness reduction should be minor.

Jose Manto/Cinco Ridge (Bridge Zone)

Prior to the discovery of the Pegaso Zone in hole CM12-431, the 2012 drilling program was largely focused on  delineation drilling to determine the width and continuity of the new high grade silver / lead / zinc mineralization intercepts discovered in 2011 in what is called the “Bridge Zone”.  The “Bridge Zone” spans the gap between mineralization in the long-known Jose Manto and Cinco Ridge areas.  Delineation drilling in 2012 was progressively expanded from two rigs in the first quarter of 2012 to four rigs by the end of May with a fifth rig dedicated to exploring for new mineralization related to  the source of the system (see above).  Drilling results are expected to provide the basis for the first resource estimate for the combined Bridge Zone-Jose Manto by late third quarter/early fourth quarter 2012.

Definition drilling in the Bridge Zone has proceeded on a series of sections spaced approximately 250 metres apart.  The sections are named for the Bridge Zone discovery holes announced on November 28, 2011, or the first hole drilled on each new section.  Each section is being tested with a fan of holes designed to intercept the mineralization every 50 metres downdip. Most holes were drilled at -70 degrees inclination and intercepts appear to be close to true width. This drilling has encountered significant massive sulphide intercepts along each section and 27 holes on 7 sections were complete as at May 17, 2012.  Results from over 20 subsequent holes are pending.

Bridge Zone intercepts typically show variable percentages of massive sulphides ranging from roughly 50% to nearly 100% of the composite manto thickness, often with unmineralized limestone separating massive sulphide zones. Hole 409 shows this well with numerous massive sulfide zones, ranging from 0.85 to 4.78 metres in thickness, combining to give 1.1% zinc over an 88.61 metre length (see press release dated May 17, 2012).    Metals content also varies significantly between and within intercepts; the most silver rich intercept was in Hole 405, which cut 1.71 metres grading 2367 g/t silver (69 opt), 0.01 g/t gold, 61.74% lead and 0.21% zinc   In contrast, 28 metres deeper in the same hole a 1.86 metre massive sulphide manto graded 16.5% zinc with only 43 g/t silver and 1.5% lead.  Combined with previous assay results (see Press Releases of November 28, 2011, March 22, 2012, and May 17, 2012) mineralization in the Bridge Zone has now been defined on 50 metre centres on sections spaced 250 metres apart for 1200 metres along strike.  Less tightly constrained drilling to the southeast past Cinco Ridge extends this to 1850 metres.  Bridge Zone mineralization pinches and swells with vertical and lateral variations in manto width, thickness and composition. Down-dip extent of mineralization ranges from 150 to 360 metres with several of the narrower sections remaining open to depth or above. Thickness ranges from 1 to 16 metres, largely depending on spacing between massive sulfide layers. Notably, drilling has traced sulphides to within 125 metres of the surface (hole CM12-405). Mineralization continues to show evidence for multi-stage development, with distinct compositional differences between pulses and an increase in complexity with depth.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the six months ended June 30, 2012

Bridge Zone mineralization corresponds well with the style and nature of the mineralization of the Jose Manto and the similarity of manto dimensions, composition and textures strongly indicates that mineralization continues throughout the Bridge Zone and into the parallel fault slice that contains the Jose Manto.  Drilling has more recently focused on spanning the gap between the Bridge Zone and Jose Manto with at least two holes (CM11-383 and CM12-411) apparently cutting mineralization in both fault slices. If the overlap is confirmed, it will make two overlapping inclined manto-style bodies with a combined length of at least 4,000 metres dipping to the northwest from 125 to 450 metres depth.

High-temperature alteration including skarn, hornfels and marble is also variable throughout the BZ-JM area but appears strongest in the overlap zone between the two parallel manto-hosting fault slices. This was interpreted as possibly indicating the presence of a major mineralization fluid input zone, so three exploration holes were drilled there to verify this and to locate an intrusive source for the system.  Two holes (CM11-392 and CM11-399) drilled across the overlap area between the Jose Manto and the Bridge Zone at 650 metres vertical depth cut multiple high-grade zones of massive sulphides ranging from 0.5 to 3.3 metres wide with distinctive mineralogy and alteration. The best individual intercept was in hole CM11-399 which cut 3.36 metres grading 150 g/t (4.4 opt) silver; 3.3% lead, and 17.0% zinc starting at 675.29 metres down-hole. Based on these results drilling was undertaken to trace these high-grade zones in all directions, including upwards into the known manto zone. Pegaso Zone Discovery Hole 431 was drilled 225 metres below the hole CM12-392 and CM12-399 intercepts and it cut four distinct, closely spaced zones of massive sulphides ranging from 2 metres to 61 metres in thickness (see Table 2 above).  The mineralogy, texture and metals content of the mineralization cut in the upper Hole 431 intercepts closely resembles that cut in both Holes CM12-399 and CM12-392 so they are interpreted as being connected (see press release dated May 17, 2012).

Summary of combined Bridge Zone-Jose Manto-Pegaso Zone results

Combining hole CM12-431 with Holes 392 and 399, plus shallower drilling throughout the Bridge Zone-Jose Manto area (See press releases of March 22, May 17 and July 18, 2012), indicates that mineralization is continuous from 125 metres to 900 metres vertical depth, with a significant broadening in the Pegaso Zone between 800 and 900 metres depth. This broadening coincides with an increase in skarn alteration and increasing zinc, gold and copper grades – consistent with what MAG’s Carbonate Replacement Deposit (“CRD”) zoning model predicts as a feeder zone is approached.  Overall, near-surface Bridge Zone and Jose Manto mineralization appears higher in silver and lead than deeper Pegaso Zone mineralization which is richer in zinc, copper and gold.  The combined vertical metals and alteration zoning and broadening of mineralization is typical in CRD systems worldwide and strongly indicates that the source intrusion is being approached. The strongest mineralization has been found within the overlap zone between the fault slices that host the shallow Jose Manto and the Bridge Zone, suggesting that this structurally complex zone acted as a major conduit for mineralizing fluids and perhaps intrusive emplacement. The degree of mineralization seen so far indicates that the source intrusion could be surrounded by very large-scale mineralization (see press release of May 17, 2012).  Because of the expense of drilling at these depths, MAG has contracted for the completion of an orientation 2 and 3 Dimensional Seismic survey to determine if the system can be better defined in this area before further deep drilling is undertaken.  This work is scheduled to commence shortly.  Definition and exploration drilling will resume later in 2012 pending completion of the seismic survey and permit renewal.

Quality Assurance and Control – Cinco de Mayo: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The diamond drill core samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay and atomic absorption analysis.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the six months ended June 30, 2012

Pozo Seco Molybdenum-Gold Zone – Mineral Resource Estimate

In late 2009 the Company announced the discovery of a new zone of high grade molybdenum and gold mineralization named “Pozo Seco” in the western part of the Cinco de Mayo project area, and in 2010 the Company released an independently prepared first Mineral Resource estimate for the Pozo Seco deposit based on drill results available to July 12, 2010.  Since that time, the Company has worked with three different respected metallurgical laboratories in order to find the best technical solution and associated flow sheet for recovering both oxidized molybdenum and free-milling gold from the Pozo Seco resource.

Metallurgical test work to date indicates that recoveries of both molybdenum and gold are sufficient to warrant the commencement of a PEA, and MAG has engaged Roscoe Postle Associates Inc. (“RPA”) and Samuel Engineering to carry out a Preliminary Economic Assessment which is expected to be completed early in the fourth quarter of 2012.

Pozo Seco’s molybdenum mineralization is comparable in style to molybdenum-bearing mineralization that occurs in the proximal parts of several of the largest Mexican CRD systems, but is many times more extensive than the largest known occurrence in the San Martin-Sabinas skarn-CRD system in Zacatecas. Further, Pozo Seco style gold-bearing silicified limestone breccias (jasperoids) are also common in Mexican CRD systems, but again the Pozo Seco gold mineralized jasperoid is substantially larger than the largest known occurrence in the Santa Eulalia CRD-skarn system in central Chihuahua.

Lagartos Properties

The Company owns a combined 135,000 hectare land package along the Fresnillo Silver Trend, a large regional structural zone that hosts the Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.  The package has two major claim groups: Lagartos NW and Lagartos SE. The Lagartos SE claims surround the Zacatecas Silver District, where a series of six major vein swarms have produced over a billion ounces of silver since 1546.  Lagartos NW covers the immediate northwestern projection of the geology and structure of the Fresnillo Mining District into a broad alluvial valley punctuated by volcanic outcrops showing high-level alteration styles and mercury showings virtually identical to those that led to the Juanicipio discovery.

During the three and six months ended June 30, 2012, the Company spent $8,456 and $581,299, respectively, in exploration on the combined Lagartos properties (2011: $64,713 and $335,546 respectively), primarily on the Lagartos SE claims in the first quarter of the year where drilling on the ‘LAG 5’ claim totaled 619 metres in 1 hole testing the El Orito Structure.  More holes will be required to investigate the structure at depth, and further drilling is being contemplated.  The Company’s exploration programs for these properties in 2012 are expected to total approximately $1 million.

Mojina

The Mojina Property is located in northern Chihuahua State 5 kilometres from the town of Ricardo Flores Magon and 40 kilometres south of the Company’s Cinco de Mayo property. Mojina is easily accessed from a paved highway and unpaved roads and tracks. Mojina lies along the main strand of the Mexican CRD Belt along the same structure and in the same stratigraphic section as Cinco de Mayo. A small mine is located on the property and reports limited but high grade past production, estimated at 125,000 tonnes grading 80-330 g/t (2.3 - 10 opt) silver, 2-4 g/t gold and 8-10% lead from oxidized manto ores between 1954 and 1972.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the six months ended June 30, 2012

On March 30, 2010, the Company entered into an option agreement to earn a 100% interest in the Mojina Property, subject to a 2.5% net smelter returns royalty, half of which can be purchased at any time for $1,250,000.  Under the terms of the agreement, the Company paid $35,000 upon signing the agreement and an additional $65,000 in 2010, an additional $61,181 in 2011, and an additional $81,131 in January 2012.  To earn its 100% interest, the Company is required to make additional scheduled cash payments totalling C$810,000 through 2015, and incur cumulative qualifying exploration expenditures totalling $2,500,000 over five years to 2015, including expenditures of $800,000 by March 31, 2013. To June 30, 2012, the Company had incurred $1,402,250 in exploration and evaluation costs, including $1,094,000 in qualifying expenditures under the agreement.

On June 25, 2010, the Company acquired by concession an additional claim adjacent to the optioned claims.

During the three and six months ended June 30, 2012, the Company expended $12,601 and $384,416 respectively, in exploration on the Mojina Property (2011: $58,802 and $168,448 respectively) where drilling in the first quarter of the year totaled approximately 892 metres in 2 holes testing a large scale magnetic high and further trace the felsic dyke contact. Neither of the holes encountered significant mineralization. Further geophysical and geological work is contemplated.

The Company’s anticipated exploration and evaluation expenditures for the Mojina Property in 2012 are $500,000.

Esperanza Joint Venture

During the year ended December 31, 2010, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) to earn  a 60% interest in certain mineral claims constituting the Esperanza Property, a silver-zinc-lead project covering 17,009 hectares, located 100 km SE of the city of Durango on the border between Durango and Zacatecas States. Pursuant to the agreement, the Company paid $47,315 upon signing the agreement in 2010, and a further $102,070 in 2011.  To earn its 60% interest in the property, the Company must make additional cash payments of C$350,000 in stages to September 1, 2013 and incur cumulative exploration expenditures of C$5,000,000 in stages to September 1, 2014, including committed first year drilling of 1,500 metres and qualifying expenditures of C$750,000. To June 30, 2012, the Company had incurred $1,659,581 in exploration and evaluation costs, including $1,624,393 in qualifying expenditures, and had fulfilled its current commitments to date.

The Esperanza property hosts quartz breccia epithermal veins with silver, lead and zinc mineralization associated with argentiferous galena, silver sulfosalts and sphalerite. There has been a history of past mining activity at Esperanza with direct shipments of reportedly high grade ore to local mills and smelters. The mine was last active in 1970, and was reportedly mined on three levels, using a main access shaft down to a depth of approximately 90 metres. There are a number of surface pits and dumps with ore left over from past mining operations around the vein and mine area.

Canasil had previously drilled nine diamond drill holes on the property for a total of 1,432 metres. This program had outlined a mineralized panel with a strike length of over 150 metres and depth of 100 metres, which is open in all directions, with vein widths of up to 10.30 metres carrying high grade silver mineralization. Seven drill holes intersected the main Esperanza vein (LE) and a hanging wall vein (HW) over significant widths. The weighted average grade of mineralization intersected in the Esperanza vein is 330 g/t (9.62 opt) silver, 0.93% zinc and 1.57% lead over an average width of 4.21 metres. This vein includes several intercepts with very high silver grades of up to 2,144 g/t (62.53 opt) silver over 0.75 metres.

The Esperanza Vein has been traced by mapping of the collapsed workings over a strike length of 260 metres. Significant alteration zones are observed along strike extensions of the Esperanza vein for over four kilometres on a northwest-southeast trend. Additional vein outcrops and mineralized structures are also observed to the northwest of the extended claim area at “Fatima” approximately 15 kilometres northwest of the Esperanza vein, indicating the potential for a large district scale epithermal system.

In the three and six months ended June 30, 2012, exploration expenditures on the property totaled $106,457 and $662,936 respectively (2011: $124,395 and $237,543 respectively).  On February 22, 2012, the Company announced significant silver/lead/zinc vein intercepts in first three holes in a drill program initiated in late November of 2011. The holes were drilled on one section 100 metres northwest along strike from previous drilling carried out by Canasil on the main La Esperanza Vein system. The best results were reported in the deepest hole ES12-03 which intersected 2.42 metres of 278 g/t (8.1 opt) silver, 2.8% lead and 5.8% zinc within a 10.28 metre (8.22 metres true width) section of quartz vein and breccia assaying 97 g/t silver (2.8 opt), 1.1% lead and 2.3% zinc.  Hole ES11-02, drilled above the previous hole, intercepted 1.49 metres of 192 g/t (5.6 opt) silver, 1.8% lead and 5.7% zinc within a 12.53 metre (10.02 metres true width) wide breccia laced with intermittent veins that carried 87 g/t (2.5 opt) silver, 0.8% lead and 2.4% zinc over 4.01 metres. Near-surface hole ES11-01 hit three narrow intercepts with appreciable silver values ranging from 43 g/t (1.3 opt)  to 74 g/t (2.2 opt), lead from 0.2% to 0.6% and zinc values from 1.0% to 1.9% over 0.85 metres to 0.86 metres.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the six months ended June 30, 2012

The wide intercepts of quartz vein and breccia intercepted in the early drilling at Esperanza appear to reflect a NW-plunging mineralized zone, supporting the premise that the structure may host significant mineralization over favorable widths. Lateral offsets of these holes were undertaken in early 2012 with 8 holes, two of which were lost.   No significant vein intercepts were made and geologic interpretation indicates that the drilled segment of the Esperanza Vein lies in an uplifted fault block bounded by NE-SW faults on either end.  Drilling beyond the fault block did not encounter the vein where projected, so work is underway to determine direction and magnitude of offset on the faults to determine where to target the vein in drilling later this year.  It is likely that if vein is found in the downthrown blocks it will be encountered at a high, silver-rich level with respect to typical epithermal vein zoning.

Current effort on the Esperanza Joint Venture has shifted to the Fatima, Alamitos and San Pascual veins, which have never been drilled.  Permits were obtained in July 2012, however extreme drought conditions prevail in the area which make drilling water difficult to obtain.  Summer rains have begun in the region, which may alleviate this problem and drilling is anticipated to resume during the third quarter.

The Company’s expected exploration and evaluation expenditures for the Esperanza Property in 2012 are $900,000.

The Don Fippi (Batopilas) Property

The 100%-owned Batopilas project covers 4,800 hectares in the historic Batopilas Silver District in southwestern Chihuahua. Previous work in 2010 included mapping and sampling along a new road being built across the property by the State of Chihuahua.  Construction of the road was suspended during the 2011 rainy season and MAG is working with contacts in the state government to get the road work restarted.  Until the road is advanced, MAG cannot move forward on drilling the high-quality targets that remain in this high priority area.

The Company expended $23,896 (2011: $30,607) in exploration costs at Batopilas during the six months ended June 30, 2012.  The 2012 exploration expenditures relate primarily to property maintenance and holding costs, and expenditures for the year are expected to total approximately $90,000.

Other Properties

The Company’s remaining properties consist of the Nuevo Mundo claims, the Guigui claim options and the Lorena claims.

Nuevo Mundo

The Nuevo Mundo Property abuts the eastern side of Goldcorp’s “Camino Rojo” property in northern Zacatecas State.  According to public records, Camino Rojo is reported to contain a 2.3 million ounce gold resource.  Although Camino Rojo was largely a blind discovery, it is known to have a strong and characteristic Induced Polarization signature.  The Company is seeking possible Camino Rojo analogs on the Nuevo Mundo property.  Outcrops are very sparse, so exploration needs to be guided by geophysics.  A 390 square kilometre block was flown in late 2010 using the Geotech Ltd. ZTEM Airborne Survey System. The block is located 12 kilometres west of Huertecillas, San Luis Potosi. The geophysical surveys consisted of helicopter borne AFMAG Z-axis Tipper electromagnetic (ZTEM) system and aeromagnetics. A total of 1,867 line kilometres of geophysical data were acquired during the survey. The block was flown at an Azimuth of N60oE with a flight lines spacing of 200 metres. Final results were received in February 2011 and were used as the basis for planning an Induced Polarization/Resistivity (“IP/Res”) survey.  Surface access for the IP/Res survey was secured during second quarter of 2011.  Lines were laid out and brushed and the survey was executed by Geophysica TMC during June and July 2011.  No obvious drill targets were seen in the area of the surveyed lines.  Options for this property are currently under review by the Company.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the six months ended June 30, 2012

The Company spent $55,117 in exploration costs at Nuevo Mundo during the period ended June 30, 2012 (2011: $117,771), and expected exploration in 2012 is approximately $130,000, relating primarily to property maintenance.

Guigui

The Guigui project is a 4,500-hectare property in the Santa Eulalia Mining District, home to the world’s largest CRD camp. Strong aerial magnetic anomalies remain to be drilled. The Company incurred $25,065 in exploration and holding costs on Guigui during the six months ended June 30, 2012 (2011: $24,771).  The 2012 expected exploration program is approximately $65,000 relating primarily to property maintenance.

Lorena

The Lorena property is located just north of the Guanajuato Silver Mining District within the Fresnillo Silver Trend and was identified from field work as a Juanicipio look-alike and staked in early 2008. No recent drilling or field work has been carried out and the claim group was reduced during 2010.  One drill target has been identified, but surface access needs to be resolved first. Negotiations to access the principal drill target from a different direction are in process.

The Company expended $49,251 in exploration costs at La Lorena during the period ended June 30, 2012 (2011: $50,190), and the 2012 expected exploration relates primarily to holding costs and surface access acquisition totaling approximately $80,000.

OUTLOOK

The Company continues to explore its properties in Mexico and intends to grow its independent project portfolio through successful exploration and acquisitions.  The Company’s working capital position remains strong and the Company continues to execute its business plan prudently.  The Company reviews and assesses the carrying amount of its exploration and evaluation assets and of its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  Assessing the recoverability of these amounts requires considerable professional technical judgment, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. Based on its analysis, and on current and expected metals prices and cost structures, management has determined that the values of the Company’s exploration and evaluation assets and of its investment in associates, have not been impaired at this time. However, should current market conditions deteriorate and commodity prices decline for a prolonged period of time, an impairment of mineral properties may be required.

In 2012, MAG expects to drill over 58,000 metres on five separate projects, including the Juanicipio Joint Venture and Cinco de Mayo project areas.

Minera Juanicipio Outlook

The Technical Committee and Board of Directors of Minera Juanicipio, comprised of representatives from both Fresnillo and the Company meet several times per year to discuss the business of Minera Juanicipio and to review and approve plans for the exploration and development of the Juanicipio property.  Fresnillo and MAG have jointly approved a preliminary 2012 exploration budget based on the recommendation of Minera Juanicipio’s Technical Committee totalling $8.5 million, an increase of $4 million or 89% over the 2011 budget.  The 2012 budget calls for a 36,000 metre drill program which will see 10,000 metres earmarked for the Valdecañas Vein; an additional 6,500 metres targeted for the newly discovered vein and structure at Las Venadas; 4,000 metres planned to the West at the Juanicipio Vein; and, the remaining 15,500 metres heavily weighted to exploration in the search for new vein discoveries.  The finalization of the “stand alone” Updated Preliminary Economic Assessment (see “Juanicipio Property” above) by AMC was part of this approved budget.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the six months ended June 30, 2012

With the completion of the AMC Study (which recommended the advancement of the project), MAG and Fresnillo now have a framework on which the joint venture Technical Committee can build upon for the continued advancement of the Juanicipio Project.  The Technical Committee met in late July to discuss the AMC Study recommendations and the next steps in the development of the Juanicipio property. Various joint recommendations were made by the Technical Committee, which are now pending approval of the Minera Juancipio Board.  It is anticipated that the 2012 Minera Juanicipio budget will be reviewed and amended to reflect these recommendations, once approved by the Minera Juanicipio board.

Cinco de Mayo Outlook

The Company originally expected to expend $3.5 million in 2012 at Cinco de Mayo (including Pozo Seco and Jose Manto), representing 15,000 metres of drilling targeted at delineating the mineralized corridor between Jose Manto and Cinco Ridge. As current year results have continued to demonstrate continuity of massive sulphide mineralization in the ‘Bridge Zone’ along the Jose Manto-Cinco Ridge corridor, and with the significance of hole CM12-431 and the new Pegaso Zone (see ‘Cinco de Mayo Property’ above), the Company has since revised its expectations and made plans to expend a total of $9.6 million in 2012. Actual expenditures to June 30, 2012 totaled $5,990,731 and further work in 2012 will go towards completing a Dimensional Seismic survey, further drilling, completing a first resource estimate (expected by the end of the third quarter of 2012), and the initiation of a PEA for this property.

In addition, metallurgical test work on the Pozo Seco zone has indicated that recoveries of both molybdenum and gold are sufficient to warrant the commencement of a PEA, and MAG has engaged RPA and Samuel Engineering to carry out a Preliminary Economic Assessment which will be completed early in the fourth quarter of 2012.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at August 13, 2012, the following common shares and stock options were outstanding:

	Number of	Exercise Price	Remaining
	Shares	(Canadian$ / option)	Life (mos/years)
Capital Stock	56,220,824
Stock Options	4,365,518	C$5.32 to C$14.15	2 months to 5 years
Diluted	60,586,342

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2012 the Company had 55,683,224 common shares issued and outstanding (June 30, 2011: 55,419,886).

As at June 30, 2012, the Company had working capital of $13,039,336 (compared to $36,179,775 at June 30, 2011), including cash on hand of $14,653,919 (compared to $34,804,877 at June 30, 2011).  In addition, subsequent to June 30, 2012, the Company issued 537,600 common shares pursuant to the exercise of stock options between C$5.32 and C$8.80 per share for aggregate proceeds of C$3,621,042.

Accounts receivable at June 30, 2012 totaled $1,420,903 (2011: $2,382,428) and was comprised primarily of value added taxes repayable to the Company by the Government of Mexico. Current liabilities at June 30, 2012 amounted to $3,554,569 (2011: $1,979,244) and are attributable primarily to accrued exploration (drilling) and legal expenses.

The primary use of cash during the three and six months ended June 30, 2012 was for exploration and evaluation expenditures totaling $3,645,046 and $5,790,815 respectively (June 30, 2011: $2,250,889 and $4,317,338 respectively).  The Company also expended on its own account and through advances to Minera Juanicipio $1,250,982 and $2,378,138 respectively in the three and six months ended June 30, 2012 (June 30, 2011: 839,238 and $1,000,013 respectively) on the Juanicipio property. The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. The Company’s primary source of capital has been from the sale of equity.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the six months ended June 30, 2012

During the six months ended June 30, 2012, 30,500 stock options were exercised for net cash proceeds of $41,965 (2011: 258,272 stock options were exercised for cash proceeds of $821,811).  In the six months ended June 30, 2012 and 2011 there were no shares issued for mineral properties.

The Company currently has sufficient working capital ($15 million at present, which includes proceeds from option exercises subsequent to year end – see above and ‘Subsequent Events’) to maintain all of its properties and currently planned programs through the current fiscal year and into the next year. However, the Company will require additional capital in the future to meet its project related expenditures, including its cash calls on the Juanicipio project (see ‘Outlook’), as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements. Future liquidity will depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities. While the Company has been successful in securing financings in the past, given the Company has incurred losses from inception and does not have any operating cash flow, there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be favourable to the Company.

Contractual Obligations

The following table discloses the contractual obligations of the Company (as at the date of this MD&A) for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment. Based on exploration results, the Company will select at its discretion, only certain properties to complete option and purchase arrangements on.

Option Payments Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Mojina Property Option (1)	$795,582	$147,330	$648,252	-		Nil
Cinco De Mayo (2)	160,000	10,000	40,000	110,000		Nil
Esperanza Property (3)	343,770	147,330	196,440	-		Nil
Subtotal - Option Payments	$1,299,352	$304,660	$884,692	$110,000		Nil

Option Payments -Exploration & Evaluation
Mojina Property Option (1)	1,406,000	-	406,000	1,000,000		Nil
Esperanza Property (3)	3,315,521	123,371	3,192,150	-		Nil
Subtotal - Exploration & Evaluation	$4,721,521	$123,371	$3,598,150	$1,000,000	$	Nil

Option Payments and Exploration Expenditures – Total	$6,020,873	$428,031	$4,482,842	$1,110,000		Nil

Office Lease	370,664	118,176	252,488	-		Nil
Total Obligations	$6,391,537	$546,207	$4,735,330	$1,110,000	$	Nil

(1)	Mojina Property option consists of $1,406,000 in further exploration commitments and $795,582 in property option payments.

(2)	Cinco De Mayo property option payments of $160,000 on auxiliary claims acquired in 2010.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the six months ended June 30, 2012

(3)	Esperanza Property option consists of $3,315,521 in further exploration commitments and $343,770 in property option payments.

Other contractual obligations include a 2.5% net smelter returns royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property, and a 4.5% net smelter returns royalty on the interest in the Don Fippi mining concessions located in the Batopilas, and a 2.5% net smelter returns royalty under the terms an agreement dated March 30, 2010, whereby the Company entered into an option agreement to earn a 100% interest in the Mojina Property.

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. The scale and scope of the Juanicipio project will require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company will need to raise additional capital by issuance of equity in the future.

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

ADDITIONAL DISCLOSURE

Trend Information

Other than the Company’s obligations under its property option agreements and the Minera Juanicipio joint venture (see “Contractual Obligations” above), there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The nature of the Company’s business is demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon (see “Liquidity and Capital Resources” above).

RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form (“AIF”) dated March 30, 2012 available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty and volatility since mid-year 2008.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars, US dollars or Mexican Pesos. The Company also has cash and certain liabilities denominated in Canadian dollars and Mexican Pesos.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 10(c) in the unaudited condensed interim consolidated financial statements of the Company as at June 30, 2012).

MAG SILVER CORP.

Management’s Discussion & Analysis
For the six months ended June 30, 2012

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  These companies have a common director with the Company, however, all transactions are incurred in the normal course of business, and are measured at the exchange amount which was the consideration established and agreed to by the noted parties, and represents a fair market value for services rendered.  A significant portion of the expenditures which are incurred on the Company’s behalf, are charged to Company on a “cost + 10%” basis typical of industry standards.

During the three and six months ended June 30, 2012, the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $82,727 and $162,902 respectively (June 30, 2011: $74,998 and $179,276 respectively) and exploration costs totaling $526,054 and $1,029,300 respectively (June 30, 2011: $665,507 and $1,252,941 respectively) under the Field Services Agreement. Included in trade and other payables at June 30, 2012 is $378,760 related to these services (June 30, 2011: $520,910).

The Company is obligated to a 2.5% net smelter returns royalty to Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property from Cascabel.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2012 (%)	2011 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 6).

MAG SILVER CORP.

Management’s Discussion & Analysis
For the six months ended June 30, 2012

Compensation of Key Management Personnel including Directors

During the period, compensation of key management personnel was as follows:
	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Salaries and other short term employee benefits	$216,360	$291,346	$420,681	$480,213
Share based payments	340,221	247,272	683,605	707,675
	$556,582	$538,617	$1,104,286	$1,187,889

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, the Chief Financial Officer and the Vice President of Operations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards(“IFRS”) as issued by the International Accounting Standards Board (“IASB”), requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) deferred income tax provision and (iv) share based payments as the main estimates for the following discussion. Please refer to Note 2 of the Company’s unaudited condensed interim consolidated financial statements of the Company as at June 30, 2012 for a description of all of the significant accounting policies.

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.  IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the six months ended June 30, 2012

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting.  Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiter rates, and expected lives of the options.

CHANGES IN ACCOUNTING POLICIES

The condensed interim consolidated financial statements for the six months ended June 30, 2012 are prepared under International Accounting Standard (“IAS”) 34 Interim Financial Reporting, in accordance with IFRS as issued by the IASB.  They do not include all of the information required for full annual IFRS financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011.

The accounting policies set out in the condensed interim consolidated financial statements for the six months ended June 30, 2012 have been applied consistently to all periods presented herein, and with the exception of the change in presentation currency effective January 1, 2012 (below), have not changed from the Company’s first interim IFRS condensed consolidated financial statements for the quarter ended March 31, 2011 and the Company’s accounting policies as disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2011. The accounting policies have been applied consistently by the Company and its subsidiaries.

Functional currency and change in presentation currency

The functional currency of parent company, MAG, is the Canadian dollar (“C$”) and the functional currency of its Mexican subsidiaries and investment in associate is the United States dollar (“US$”). Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Effective January 1, 2012, the Company changed its presentation currency from the C$ to the US$. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry.  In making this change to the US$ presentation currency, the Company followed the guidance in IAS 21 The Effects of Changes in Foreign Exchange Rates and have applied the change retrospectively as if the new presentation currency had always been the Company’s presentation currency. In accordance with IAS 21, the financial statements for all years and periods presented have been translated to the new presentation currency as follows:

●	All assets and liabilities have been translated from their functional currency into the new presentation currency using the closing current exchange rate at the date of each balance sheet;

●	Income and expenses for each statement of comprehensive loss presented have been retranslated at average exchange rates prevailing during each reporting period;

●	Equity balances have been retrospectively translated at historical rates prevailing during the period incurred; and

●	All resulting exchange differences have been recognized in other comprehensive income and accumulated as a separate component of equity (cumulative translation adjustment).

RECENT ACCOUNTING PRONOUNCEMENTS

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective. These include:

MAG SILVER CORP.

Management’s Discussion & Analysis
For the six months ended June 30, 2012

IAS 1, Presentation of Financial Statements, retains current IAS 1 presentation standards, but requires disclosure of Other Comprehensive Income (Loss) items distinguishing between those that are recycled to profit and loss and those that are not recycled. Retrospective application is required, and the standard is effective for annual periods beginning on or after July 1, 2012, with early application permitted.

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value, and is effective for annual periods beginning on or after January 1, 2015, with early application permitted.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IAS 27 Consolidated and Separate Financial Statements, as amended in May 2011, provides guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements. It will have no impact on consolidated financial statements and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IAS 28 Investments in Associates as amended in May 2011, provides detailed guidance on the application of the equity method to associates, subsidiaries and joint ventures (previously excluded from this standard),  and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 10, 11, and 12 and IAS 27 and 28 must be adopted concurrently. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the six months ended June 30, 2012

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in each of the past three years to assist in the assessment of its disclosure controls and procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at June 30, 2012. There were no material changes in the design and operation of disclosure controls and procedures in the period ended June 30, 2012.

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with International Financial Reporting Standards.  The Company retains an independent third party specialist annually to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal control over financial reporting and have concluded that the Company’s internal control over financial reporting is effective.  There have been no changes in internal controls over financial reporting during the period ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SUBSEQUENT EVENTS

Subsequent to June 30, 2012, the Company:

a)	Issued 537,600 common shares pursuant to the exercise of stock options between C$5.32 and C$8.80 per share for aggregate proceeds of C$3,621,042.

b)
Granted 760,000 stock options under the Company’s Plan to directors, officers, and employees, exercisable at $9.15 per share, with a term of five years, and vesting 286,667 immediately, 236,667 after 12 months and 236,666 after 24 months from the date of grant.